SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 December, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Holding(s) in Company - 20 December, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 December, 2005                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Cambridge Antibody Technology Group plc

2. Name of shareholder having a major interest

Franklin Resources Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Bank of New York                                        non beneficial
JP Morgan Chase Bank                                    non beneficial
Citibank Nominees Limited                               non beneficial
State Street Bank                                       non beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York                                        24,570
JP Morgan Chase Bank                                    1,311,223
Citibank Nominees Limited                               14,780
State Street Bank                                       840,207

5. Number of shares / amount of stock acquired

not disclosed

6. Percentage of issued class

not known

7. Number of shares / amount of stock disposed

None

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10 pence shares

10. Date of transaction

Not disclosed

11. Date company informed

20 December 2005

12. Total holding following this notification

2,190,780

13. Total percentage holding of issued class following this notification

4.136%

14. Any additional information

The disclosure has been made on behalf of Franklin Resources, Inc and its affiliates which includes Franklin Mutual Advisers,
LLC and Templeton Worldwide, Inc. Franklin Resources, Inc and its affiliates perform investment management advisory and related services for clients on a global basis.

15. Name of contact and telephone number for queries

Justin Hoskins 01223 898589

16. Name and signature of authorised company official responsible for making this notification

Justin Hoskins, Company Secretary

Date of notification

20 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END